May 25, 2005	James V. Gelly Senior Vice President & Chief Financial Officer 777 East Wisconsin Avenue, Suite 1400 Milwaukee, WI 53202 USA Tel: 414.212.5656 Fax: 414.212.5655 jvgelly@corp.rockwell.com
United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Rockwell Automation, Inc. Form 10-K for the fiscal year ended September 30, 2004 and Form 10-Q for the quarter ended March 31, 2005 File No. 1-12383

Ladies and Gentlemen:

This letter is in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) made in the letter dated May 9, 2005 from Kate Tillan, Assistant Chief Accountant, Division of Corporation Finance, to James V. Gelly, Chief Financial Officer of Rockwell Automation, Inc. (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. Set forth below are the Staff’s comments contained in Ms. Tillan’s letter (in bold face type) followed by our responses.

Form 10-K for the fiscal year ended September 30, 2004

Consolidated Financial Statements – Page 30

Note 1. Basis of Presentation and Accounting Policies – Page 35

Revenue Recognition – Page 35

1.   We note your response to our prior comment 1(A) and require clarification. You indicate that you accrue for product returns as a currently liability in your balance sheet. Please supplementally tell us why, when the allowance for returns is recognized at the time of sales as a reduction of sales, the amounts accrued are not reported as a contra accounts receivable.

We supplementally advise the Staff as follows:

Paragraph 7 of SFAS 48 is silent with respect to the balance sheet presentation of accruals for expected returns. As noted in paragraph 25 of SFAS 48, clarification was requested during the exposure draft period and the Financial Accounting Standards Board made a decision not to address this question in SFAS 48.

United States Securities and Exchange Commission
May 25, 2005

We believe that the accrual for returns is not identifiable to a specific customer and may be paid out over a longer period of time than the terms of the current receivables. As an example, our standard terms of sale with one class of customer (distributors) require payment within 15 days from sale. Accordingly, any product return and related credit in respect of sales to a distributor would most likely occur subsequent to the payment of the receivable owed by the distributor. In this example, the customer receivable related to the product returned would have been settled prior to the date of return. Therefore, the accrual should be presented as a current liability rather than netted against accounts receivable as a right of setoff does not exist under FIN 39 paragraph 5.

2.   In a related matter, we note that you have reduced your revenues with regards to estimated returns. Please supplementally tell us your accounting treatment with regard to the corresponding cost of sales related to expected returns. Refer to SFAS 48, paragraph 7 and SAB Topic 13 B.

We supplementally advise the Staff that in accordance with SFAS 48, paragraph 7, and SAB Topic 13 B, we reduced cost of sales for the estimated cost of product returns.

3.   Please refer to the table presented in Appendix A of your response to our prior comment 1(C) and provide the following supplementally:

a.   Provide the requested information from the original comment on a gross basis rather than net.

See Appendix A-Revised to our response included herewith for an updated rollforward that presents “provisions” and “charges” on a gross basis.

b.   Tell us why the ship from stock and credit rollforward is only presented for the U.S. and Canada. We note that you have overseas sales and operations.

In Appendix A of our response dated April 7, 2005, the thirteen quarter rollforward presented for the U.S. and Canada includes those of our businesses that comprise approximately 99% of our accrual for our Ship from Stock and Credit (“SFSAC”) program. This program is relevant only to those countries where we use a distributor channel to go to market, which are primarily the U.S. and Canada.

Please note that Appendix A-Revised to our response included herewith now includes a SFSAC accrual rollforward for all of our businesses that use the SFSAC program.

c.   Tell us why the rollforward for other rebates and incentives only contains “selected” information.

United States Securities and Exchange Commission
May 25, 2005

In Appendix A of our response dated April 7, 2005, a thirteen quarter rollforward for other rebates and incentives was provided for those businesses and programs that comprise approximately 91% of our total reported accrual for rebates and incentives at September 30, 2004. Our response also included a reconciliation of the selected information presented to the disclosures reported on our Form 10-K. We had believed that the selected information presented was representative of all of our businesses and programs of significance.

Please note that Appendix A-Revised to our response included herewith now includes all of our businesses and programs in the rollforward for other rebates and incentives.

d.   Provide further details on adjustments in the second quarter of fiscal 2004. Explain why a conversion to the ship from stock and credit program caused such a large provision.

As noted on footnote (3) of Appendix A in our response dated April 7, 2005, we converted a significant volume of our distributors from a program that provided for an immediate discount at the time of sale (“TOE”) to the SFSAC program. Under our TOE program, sales and accounts receivable are recorded at an amount that is net of discounts as the customer is provided with an immediate discount. When a distributor is converted from our TOE program to our SFSAC program, the sale to the distributor results in an increase in the invoice selling price to that distributor (as the distributor no longer receives an immediate discount), and the SFSAC program rebate is issued approximately two to three months after the sale at the time the distributor applies for the rebate after selling the product to a qualifying customer. Under our SFSAC program, we record an adjustment (accrual) to properly recognize sales net of the anticipated SFSAC rebate and record a liability which represents our estimate of the rebate obligation to our distributors under this program. As more distributors are converted to the SFSAC program, there is a resulting increase in our SFSAC accrual.

Prior to the second quarter of 2004, approximately 375 distributor locations with a “SFSAC eligible” annual sales volume of approximately $500 million were on the SFSAC program in the U.S. In the second quarter of 2004 we converted additional U.S. distributor locations with sales volume of approximately $160 million to the SFSAC program. These additional distributor locations and the additional sales volume eligible for SFSAC rebates resulting from the change in business practice and pricing (i.e. moving a significant number of distributors from TOE to SFSAC) resulted in a significant increase to the SFSAC accrual during the second quarter.

The calculation of the SFSAC accrual is based on a rolling six month rate of historical rebate experience relative to total distributor sales (see our response to 3.e. below for further information). Upon conversion of a significant number of distributors from our

United States Securities and Exchange Commission
May 25, 2005

TOE program to our SFSAC program, an analysis is performed to estimate the impact of the additional sales volume eligible for the SFSAC rebate on our historical rebate experience and such analysis is the basis for an adjustment to the SFSAC accrual as noted in footnote (1) of Appendix B. An adjustment to this accrual is recognized each month until historical rebate experience fully reflects the effect of the change in business practice.

The increase to the SFSAC accrual was recorded as a debit to sales in our statement of operations and a credit to other current liabilities in our balance sheet. As a result of converting distributors from TOE to SFSAC, there is no net effect to our reported results of operations as the SFSAC adjustment (which decreases sales) offsets the increased invoice pricing to the customer. There is no impact to our financial condition as the increased accounts receivable (resulting from the increased invoice pricing) are offset by the related SFSAC rebate accrual.

e.   Further explain the fiscal 2004 adjustments. We note that there were $11 million of adjustments during the year due mostly to a time lag.

The accrual for SFSAC is calculated based on the following factors:

(i)	The period of time between sale to our distributor and credit issuance (the “time lag”). This factor is sensitive to changes in our distributor’s inventory turns and changes in the cycle time of the distributor’s request for rebate.

(ii)	The rolling six month rate of historical SFSAC rebates relative to total distributor sales. This factor is sensitive to the number of distributors on the SFSAC program and to changes in product and end user/OEM customer mix.

(iii)	Prospective adjustments which account for the effect of any change in business practices that would not be reflected in the historical based accrual factors. Adjustments include increases in selling prices (and corresponding SFSAC rebates) and changes in the number of distributors on the SFSAC program.

(iv)	Total distributor sales volume.

The accrual is calculated at the end of each reporting period by applying the rolling six month rate of historical SFSAC rebates (factor ii) to total distributor sales (factor iv) for the number of months in the time lag (factor i). Additionally, the accrual is adjusted to include the effect of any changes in business practice (factor iii). See Appendix B for our calculations supporting the 2004 accruals for further details.

The Adjustments row presented in Appendix A in our response dated April 7, 2005 represented the effect of the changes in factor (i), the time lag, for the U.S. only. No significant adjustments were reported outside of the U.S. As noted on Appendix A, inventory turns have increased in connection with a phased implementation by our distributors of an operational improvement program to improve the efficiency of their

United States Securities and Exchange Commission
May 25, 2005

inventory management. The number of distributor locations on this inventory management program was 110, 121, 122, 136 and 156, respectively, for the five quarters ended September 30, 2004. We have approximately 500 distributor locations in total in the U.S. Distributor inventory turns by quarter for 2004 are presented on Appendix B included herewith; the effect of the inventory management program is evidenced by the increasing inventory turns experienced during 2004.

Appendix B illustrates that as distributors implemented their inventory management programs, inventory turns increased. This increase directly resulted in a decrease in the time lag (see row B of Appendix B). This time lag, when added to the time lag related to applying for the rebate (see row D of Appendix B) results in a decrease in the total time lag (see Row E of Appendix B).

Our accounting practice is that credits granted to distributors are reported as a debit to sales and a credit to accounts receivable upon issuance. The accrual for SFSAC is adjusted monthly to reflect the estimated outstanding credits to be issued related to sales previously recognized. The accrual adjustment is recorded as a debit or credit to sales in our statement of operations and as a credit or debit to other current liabilities in our balance sheet.

There is no significant net effect to our reported results of operations as the adjustments in sales are offset by the effect of the accelerated credit issuance to our distributors. There is no significant net effect to our financial condition as the decreased rebate accrual is offset by a decrease in accounts receivable.

Explain in your response how you accounted for each adjustment including journal entries. Tell us how and why the adjustments impacted your reported results of operations and financial conditions.

See our response included in 3.d. and 3.e. above.

Form 10-Q for the quarter ended March 31, 2005

Notes to Condensed Consolidated Financial Statements – Page 12

Note 10. Income Taxes – Page 12

4.   Supplementally tell us why a tax benefit of $19.7 million from continuing operations and $7.5 million from discontinued operations results in a cash payment of $37.6 million. Explain why a tax benefit requires you to make a cash payment.

United States Securities and Exchange Commission
May 25, 2005

As indicated in Note 10 to our quarterly report on Form 10-Q for the quarter ended March 31, 2005, we have retained tax liabilities and the rights to tax refunds in connection with the divestiture of certain significant businesses in prior years. During the quarter ended March 31, 2005, the IRS concluded an audit cycle covering the period 1998 through 2002. This audit activity and its final conclusions focused on both activities related to our continuing operations as well as to activities classified as discontinued operations for accounting purposes.

The $37.6 million payment reported in Footnote 10 of our quarterly report on Form 10-Q for the quarter ended March 31, 2005 resulted from IRS assessments and interest related to the closure of the 1998 through 2002 audit cycle. We had accrued amounts for tax audit contingencies in prior periods as they were identified and when they became probable and reasonably estimable pursuant to SFAS 5. Tax audit contingent liabilities are recorded as a debit to income tax expense in the statement of operations and as a credit to income tax liabilities in the balance sheet.

The total tax benefit of $27.2 million reported in our statement of operations for the quarter ended March 31, 2005, $19.7 million in continuing operations and $7.5 million in discontinued operations, relates to the following:

(i)	$10.6 million to the reversal of estimated tax audit contingency accruals in excess of the $37.6 million payment and the related true-up of deferred income tax liabilities in connection with the closure of the 1998 through 2002 audit cycle;

(ii)	$18.2 million to claims with the IRS and the creation of foreign tax credit carryforwards resolved in connection with the closure of the 1998 through 2002 audit cycle (see below for further discussion);

(iii)	($0.4) million of other tax related discontinued operations adjustments; and

(iv)	($1.2) million related to settlement of a state tax claim between us and one of our former businesses.

Amounts related to the $18.2 million of claims discussed in item ii above were not probable until early 2005 and were not reasonably estimable until closure of the 1998 through 2002 audit cycle as all components of taxable income for each audit year (taxable income as well as the source of income) needed to be calculated by the IRS and agreed to by us. The claims, in conceptual form only, were presented to the IRS beginning in 2004 and the concepts of the claims continued to be discussed through the second quarter of 2005. However, the claims were not quantified, documented, supported and finalized until the second quarter of 2005.

With respect to our assessment of realization of the claims, we did not reach a “probable” threshold until 2005. In addition, estimating the amount was not possible with any degree of reasonable accuracy until the second quarter of 2005. Probability of resolution

United States Securities and Exchange Commission
May 25, 2005

of the claims in our favor was not reasonably assured until 2005 due to the complexity of the issues involved. One element of the claims involving Internal Revenue Code § 863(b) calculations has historically been completed upon finalization of the audit given its inter-dependency on other audit adjustments. Thirty seven audit adjustments were resolved in the second quarter of 2005. Another element of the claim involved a position without a historical precedent and accordingly required IRS National Office review which didn’t take place until 2005. In our judgment, the low end of the range of the reasonably possible outcome remained at zero until finalization and agreement with the IRS in the second quarter of 2005. Accordingly, as the amount was not estimable until the second quarter of 2005, the benefit was recorded in the quarter in conjunction with the settlement of the IRS audit. We believed, based on the information available prior to the second quarter of 2005, the outcome was not sufficiently certain to warrant disclosure.

The amounts noted in items (i) through (iii) above are directly attributed to the closure of the 1998 through 2002 audit cycle and were recognized at the closure of the cycle in continuing or discontinued operations dependent on the specific current or former business operation to which the benefit related.

Item 4. Controls and Procedures – Page 29

5.   We note your statement that the chief executive officer and company comptroller have concluded that the company’s disclosure controls and procedures are effective “to timely alert them to material information relating to the Company (including its consolidated subsidiaries) required to be included in our Exchange Act filings.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. If you wish to include the definition in your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.

Our prior disclosures under Item 4 were intended to confirm that the certifying officers had reached a conclusion that our disclosure controls and procedures are effective. We note your comment and will revise our disclosure in future filings as requested.

*    *    *    *    *

United States Securities and Exchange Commission
May 25, 2005

As requested, we acknowledge that:

o	we are responsible for the adequacy and accuracy of the disclosure in our filings with the SEC;

o	Staff comments or changes to disclosure in response to Staff comments in our filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to our filings; and

o	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*    *    *    *    *

Please telephone James V. Gelly at (414) 212-5656 if you require additional information or wish to comment further. If you wish to comment further in writing, please send such comments to James V. Gelly by facsimile at (414) 212-5655.

Very truly yours, ROCKWELL AUTOMATION, INC.
By:	/s/ James V. Gelly

	Name: Title:	James V. Gelly Senior Vice President and Chief Financial Officer

Attachments VIA EDGAR

cc:	Kate Tillan Heather Tress Michele Gohlke

8 APPENDIX A - Revised Rockwell Automation, Inc. Rollforward of Customer Rebates and Incentives Accruals (in millions, USD) Ship From Stock And Credit

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003		Q3 2003	Q4 2003		Q1 2004		Q2 2004	Q3 2004		Q4 2004		Q1 2005

Beginning Balance	34.5	35.5	34.9	36.8	37.2	38.4		39.1	43.3		41.5		40.2	52.1		50.6		49.8
Provisions	21.6	23.4	27.2	27.8	30.7	30.6		29.1	27.3		39.6		50.6 (3)	54.3		53.0		58.8
(Charges)	(20.6)	(24.0)	(25.3)	(27.4)	(29.5)	(29.9)		(26.9)	(27.4)		(35.9)		(38.7)	(52.2)		(51.4)		(58.6)
Adjustments	0.0	0.0	0.0	0.0	0.0	0.0		2.0 (1)	(1.7	)(2)	(5.0	)(2)	0.0	(3.6	)(2)	(2.4	)(4)	0.0

Ending Balance	35.5	34.9	36.8	37.2	38.4	39.1		43.3	41.5		40.2		52.1	50.6		49.8		50.0

Other Rebates and Incentives

Beginning Balance	34.9	36.8	41.1	45.6	37.6	40.0		33.6	35.0		29.3		29.7	27.3		30.1		29.3
Provisions	8.8	14.1	15.6	1.4	13.0	8.7		10.8	9.0		11.8		9.5	11.8		14.1		11.6
(Charges)	(6.9)	(10.3)	(11.3)	(9.9)	(10.6)	(11.2)		(9.4)	(14.5)		(11.4)		(11.6)	(9.0)		(15.0)		(10.7)
Adjustments	0.0	0.5	0.2	0.5	0.0	(3.9	)(1)	0.0	(0.2)		(0.0)		(0.3)	0.0		0.1		0.0

Ending Balance	36.8	41.1	45.6	37.6	40.0	33.6		35.0	29.3		29.7		27.3	30.1		29.3		30.2

Total as Reported on Form 10-K									70.8							79.1

Other Current Liabilities – Customer rebates and incentives (Note 7 to the financial statements, p. 44, Form 10-K)									65.4							71.3
Accounts Receivable (Note 1 to the financial statements, p. 36, Form 10-K)									5.4							7.8

Total as Reported on Form 10-K									70.8	(5)						79.1	(5)

(1)	Adjustment relates to a true-up in the accrual reflecting a methodology change facilitated by improved data and analysis.

(2)	Adjustment to the accrual to reflect the calculated reduction in the time lag between sale to the distributor and rebate payment. Reduced time lag directly attributed to a phased implementation of an operational program by distributors to improve the efficiency of their inventory management.

(3)	Increase in Provisions is attributed to conversion of a signficant volume of our distributors to the Ship From Stock and Credit program. Previously these distributors received credits at the time of billing as a discount off of the invoice price.

(4)	Adjustment comprised of two items, a $1.4M increase in accrual related to an implemented price increase and a $3.8M decrease to accrual as noted in (2) above.

(5)	Excludes U.S. and Canada returns reserve of $4.6M and $7.0M at 2003 and 2004, respectively, reported as Other Current Liabilities – Other in Note 7 to the financial statements, page 44, Form 10-K.

Appendix B Rockwell Automation, Inc. Ship From Stock and Credit Accrual Calculation (in millions, USD) Ship From Stock And Credit (SFSAC) Accrual

		Q1 2004	Q2 2004	Q3 2004	Q4 2004

Beginning Balance		41.5	40.2	52.1	50.6
Provisions		39.6	50.6	54.3	53.0
(Charges)		(35.9)	(38.7)	(52.2)	(51.4)
Adjustments		(5.0)	0.0	(3.6)	(2.4)

Ending Balance		40.2	52.1	50.6	49.8

SFSAC Accrual Calculation (2):
Distributor inventory turns	A	6.9	6.9	8.2	8.8	Calculated based on data collected from distributors
Inventory on hand in months	B	1.7	1.7	1.5	1.3	Calculated as 12 months / A

Distributor request time in days	C	26.0	26.0	27.0	26.0	Calculated based on data from our order services group
Distributor request time in months	D	0.9	0.9	0.9	0.9	Calculated as C / 30 days per month

Total Time Lag	E	2.6	2.6	2.4	2.2	Calculated as B + D

SFSAC charges rolling 6 months	F	75.9	84.4	99.3	111.7	Total SFSAC charges from ledger
Distributor sales rolling 6 months	G	637.6	673.9	738.8	785.2	Total distributor sales from ledger (3)
SFSAC Rate	H	11.9%	12.5%	13.4%	14.2%	Calculated as F / G

Distributor sales for quarter	I	317.7	356.3	382.5	402.7	Total distributor sales from ledger (3)
Sales within time lag	J	275.3	308.8	306.0	295.3	Calculated as I / 3 * E

Calculated Accrual	K	32.8	38.7	41.1	42.0	Calculated as J * H
Additional Accrual		1.2	7.3	4.2	2.0	See footnote (1)

Total U.S. SFSAC Accrual		34.0	46.0	45.3	44.0
SFSAC Accruals – Other Countries		6.2	6.1	5.3	5.8	See footnote (2)

Total SFSAC Per Rollforward		40.2	52.1	50.6	49.8

(1)	Additional accrual recorded to account for distributors that were converted to SFSAC during the 2nd quarter as the SFSAC charges are not yet reflected in the rolling six month rate. Amount calculated based on an analysis of actual sales to distributors; adjustment necessary from time of conversion and the following six months thereafter.

(2)	Calculation is completed by country and by business unit. This chart represents an aggregation of business unit's calculations for the U.S. The U.S. is presented as it represents 88% of the total accrual at September 30, 2004. Other countries using the program use a substantially similar methodology to calculate their respective accruals.

(3)	Note that this represents total distributor sales and not SFSAC eligible sales.